601 Lexington Avenue
New York, New York 10022

Joshua Korff	212 446-4800	Facsimile:
To Call Writer Directly: 212 446-4943	www.kirkland.com	212 446-4900 Dir. Fax: 212 446-6460
jkorff@kirkland.com
August 11, 2009
VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Christopher Owings United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3561 Washington, D.C. 20549

Re:	Bankrate, Inc.
Schedule 13E-3 and Schedule TO filed by Ben Merger Sub, Inc., et al.
Filed July 28, 2009
Amendment No. 1 to Schedule 14D-9 filed by Bankrate, Inc.
Filed August 3, 2009
Amendment No. 1 to Schedule 13E-3 filed by Bankrate, Inc., et al.
Filed August 5, 2009
File No. 005-57763
Dear Mr. Owings:
     On behalf of Bankrate, Inc., a Florida corporation (“Bankrate”), our clients BEN Merger Sub, Inc., a Florida corporation (the “Purchaser”), and BEN Holdings, Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Companies”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Schedule TO Amendment No. 1”) to the above-captioned Schedule TO of the Companies, filed on July 28, 2009 (the “Schedule TO”), a complete copy of Amendment No. 2 (“Schedule 13E-3 Amendment No. 2”) to Schedule 13E-3 filed by Bankrate, Inc. (“Bankrate”), the Companies and the other filing persons listed on the cover page thereto, and a complete copy of Amendment No. 2 (“Schedule 14D-9 Amendment No. 2” and, together with Schedule TO Amendment No. 1 and Schedule 13E-3 Amendment No. 2, the “Amendments”) to the above-captioned Schedule 14D-9 of Bankrate (the “Schedule 14D-9”).

Securities and Exchange Commission
August 11, 2009

     We refer to the Amendment No. 1 to Schedule 13E-3 filed by Bankrate, the Companies and the other filing persons listed on the cover page thereto on August 5, 2009, as the “Schedule 13E-3.” A copy of each of the Amendments has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Companies and Bankrate, as applicable, for a period of five years.
     The Amendments reflect certain revisions of the Schedule TO, the Schedule 13E-3 and the Schedule 14D-9, in response to the comment letter to Mr. Mitch Truwit, Director, Vice President and Assistant Secretary of the Purchaser, and Mr. Edward J. DiMaria, Chief Financial Officer of Bankrate, dated August 7, 2009, from the staff of the Commission (the “Staff”). In addition, the Amendments update certain of the disclosures contained in the Schedule TO, the Schedule 13E-3 and the Schedule 14D-9, as applicable.
     The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO.
Schedule TO/Schedule 13E-3
General
1.	Staff’s comment: Please revise the Schedule 14D-9 filed by Bankrate, Inc., as applicable, in response to our comments issued on the Schedule TO/Schedule 13E-3.
Response: Bankrate has revised the Schedule 14D-9 in response to the applicable comments of the Staff to the Schedule TO and Schedule 13E-3.
2.	Staff’s comment: We note that certain executives and directors have entered into Support Agreements and agreed to invest certain amounts into the Parent as part of the merger. We also note that Mr. Peter C. Morse owns 21.4% of the outstanding shares of Bankrate, is a director and has executed a support agreement. Please add each as a filing person on the Schedule 13E-3 or explain why they should not be so included. Please refer to Questions 201.01, 201.05 and 201.06 of the Compliance Disclosure and Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, that can be found on our website www.sec.gov.
Response: We respectfully submit that the executives and directors that have entered into Support Agreements are not engaged in a Rule 13e-3 transaction. Several factors contributed to this conclusion, including the required approval of the disinterested directors of Bankrate under Florida law, the alignment of the interests of the interested executives and directors with unaffiliated shareholders given that significant portions of such executives’ and directors’ equity holdings will be converted into cash at the Offer Price, the fact that the investment into

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August 11, 2009

Parent is being made at the request of Parent and Purchaser, and the fact that such executives and officers will have reduced opportunity to control Bankrate following the Offer and the Merger given their relatively small equity holdings. Notwithstanding the above view, in deference to the Staff’s comment, each of the executives and directors who have executed support agreements have been added as filing persons on, and have executed, the Schedule 13E-3.
3.	Staff’s comment: Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.
Response: In response to the SEC’s comment, the Schedule 13E-3, Offer to Purchase, and Schedule 14D-9 have been revised.
Signatures, page 17
4.	Staff’s comment: As discussed previously with the Staff, we note that the Schedule TO/Schedule 13E-3 (including the August 5, 2009 amendment to Schedule 13E-3) has not been signed by all filing persons. Please ensure that each filing person, or their authorized representative, signs the Schedule TO/Schedule 13E-3. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule TO/Schedule 13E-3, including the fairness determination and recommendation requirements. In this regard, we note that Parent, Purchase and the Apax VII Funds have provided this disclosure starting on page 17, however, the other filing persons you list on the cover page of the Schedule TO/Schedule 13E-3 must also provide this disclosure, such as Ben Holding S.à.r.l., Apax US VII GP, L.P., Apax US VII, GP, Ltd., Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited.
Response: In response to the Staff’s comment, the Schedule TO and Schedule 13E-3 have been revised to include the required disclosures of each filing person, and to include each filing person as a signatory thereto.

Securities and Exchange Commission
August 11, 2009

Offer to Purchase
Summary Term Sheet, page 1
5.	Staff’s comment: We note your statement in the introductory paragraph to this section that “the information in this Summary Term Sheet is not complete.” Please revise this sentence to remove any reference that the information in the Summary Term Sheet is not complete as this may imply that you have not discussed all the material terms of the proposed transaction.
Response: In response to the Staff’s comment, page 1 of the Offer to Purchase has been revised to remove any reference that the information in the Summary Term Sheet is not complete.
6.	Staff’s comment: Please revise this section to summarize the material aspects of the disclosure relating to the going private effect of the transaction including, but not limited, a summary of the Special Factors section.
Response: In response to the Staff’s comment, pages 2 through 7 of the Offer to Purchase have been revised to summarize the material aspects of the disclosure relating to the going private effect of the transactions.
7.	Staff’s comment: Please revise this section so that each topic provides a cross-reference to a more detailed discussion contained in the Offer to Purchase. Please refer to Item 1001 of Regulation M-A.
Response: In response to the Staff’s comment, the Summary Term Sheet section of the Offer to Purchase has been revised to provide cross references to more detailed discussions in the Offer to Purchase.
Introduction, page 8
8.	Staff’s comment: The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the Offer to Purchase, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the offering document to relocate this section elsewhere.
Response: In response to the Staff’s comment, the Offer to Purchase has been revised so that the “Special Factors” section of the Offer to Purchase now appears immediately following the Summary Term Sheet section thereof.
9.	Staff’s comment: In a prominent place in this document please provide the total number of Shares sought in this Offer. We note that you are offering to purchase all of the Shares

Securities and Exchange Commission
August 11, 2009

outstanding; however you have not quantified this amount. Also, indicate the number of options to purchase shares that are presently outstanding and which may also be subject to this Offer. See Item 1004(a)(1)(i) of Regulation M-A.
Response: In response to the Staff’s comment, pages 1 and 44 of the Offer to Purchase have been revised to provide the total number of Bankrate shares sought in the offer, as well as the number of options to purchase Bankrate shares that are presently outstanding and which may also be subject to the offer.
10.	Staff’s comment: We note the statement in the second paragraph on page 9 that the Minimum Condition will be satisfied if 9,574,002 Bankrate shares are validly tendered and not withdrawn prior to the Expiration Date of the Offer. Please revise this paragraph to clarify that the 9,574,002 shares do not include the shares owned by directors and executive officers who have entered into Support Agreement and currently hold 24% of Bankrate’s outstanding common stock and quantify the number of shares the directors and executive officers own.
Response: In response to the Staff’s comment, page 45 of the Offer to Purchase has been revised to clarify that the referenced number of shares does not include shares owned by directors and executive officers who have entered into Support Agreements and to quantify the number of shares those directors and executive officers own.
I. Special Factors, page 9
11.	Staff’s comment: In an appropriate location in this section, please provide the disclosure required by Item 1013(b) of Regulation M-A.
Response: In response to the Staff’s comment, pages 10 and 19 of the Offer to Purchase have been revised to add the disclosure required by Item 1013(b) of Regulation M-A.
1. Background of the Offer, page 9
12.	Staff’s comment: In several locations throughout the Offer to Purchase you refer to parties generally. For example, rather than identifying the individuals that took place in these meetings and/or discussions you refer to them generally as “management,” “senior management,” “representatives of Apax.” Please revise your disclosure so that it identifies all material persons who participated in these discussions rather than the general descriptions you currently provide. Also, please disclose all material matters discussed. For example, in the first paragraph on page 10, it states “representatives of Apax met with management at

Securities and Exchange Commission
August 11, 2009

Bankrate’s headquarters and members of Bankrate’s management also visited Apax’s office in London...” Also, please provide greater detail regarding the content of these discussions.
Response: In response to the Staff’s comment, pages 10 through 15 of the Offer to Purchase and pages 8 through 12 of the Schedule 14D-9 have been revised to identify material persons participating in discussions and material matters discussed.
13.	Staff’s comment: In the first paragraph you state that Bankrate’s board of directors began discussions with management about the strategic directions of Bankrate. Please clarify if these discussions were part of normal discussions with senior management and, if not, when the discussions began and what events or factors caused the discussions to begin.
Response: In response to the Staff’s comment, page 10 of the Offer to Purchase and page 7 of the Schedule 14D-9 have been revised to clarify that these discussions were part of normal discussions with senior management.
14.	Staff’s comment: We note that in June 2007 and mid-2008 Bankrate received “inbound inquiries” and as a result Bankrate conducted a thorough review of strategic alternatives for Bankrate. Please disclose the nature of these “inbound inquiries” and please elaborate upon the strategic alternatives that Bankrate considered and why Bankrate elected not to pursue them, with a view to explaining how Bankrate “attempted to gauge whether there was any third party interest in a possible strategic transaction.”
Response: In response to the Staff’s comment, page 10 of the Offer to Purchase and page 8 of the Schedule 14D-9 have been revised to provide further detail on the references to inbound inquiries, the alternatives considered by Bankrate, and Bankrate’s attempt to gauge interest in a strategic transaction.
15.	Staff’s comment: Please identify the legal advisors and financial advisors that assisted Bankrate in its review of strategic alternatives that began in June 2007.
Response: In response to the Staff’s comment, page 10 of the Offer to Purchase and page 8 of the Schedule 14D-9 have been revised to identify Bankrate’s legal and financial advisors in the 2007 review of strategic alternatives.
16.	Staff’s comment: In the first paragraph on page 10 you state that “[s]everal private equity firms, including, Apax...” Please disclose the number of private equity firms that expressed interest in working with Bankrate. Please also explain whether you or your advisors solicited offers to purchase or if the inbound inquiries were unsolicited.

Securities and Exchange Commission
August 11, 2009

Response: In response to the Staff’s comment, page 10 of the Offer to Purchase and page 8 of the Schedule 14D-9 have been revised to disclose the number of private equity firms that expressed interest.
17.	Staff’s comment: In the final sentence of paragraph two on page 10 it states that Bankrate’s management met informally with various potential acquirers from time to time, including Apax...” Please provide greater detail regarding the date of these meetings and the number of potential acquirers that Bankrate’s management met with and the items discussed during these various meetings. Please also discuss how Bankrate ultimately ended up proceeding with 2 potential bidders.
Response: In response to the Staff’s comment, page 10 of the Offer to Purchase and page 8 of the Schedule 14D-9 have been revised to provide further detail on the meetings with potential acquirers.
18.	Staff’s comment: We note your statement at the end of the first paragraph on page 11 that Party A indicated that it would not be able to make an offer to acquire Bankrate that was competitive with Apax’s proposal. Please disclose the date of any discussions that Bankrate’s management had with Party A and the content of those discussions. Please identify the members of management that were involved in such discussions. Please advise when discussions with Party A ceased and why.
Response: In response to the Staff’s comment, page 11 of the Offer to Purchase and pages 8 and 9 of the Schedule 14D-9 have been revised to provide further detail on Bankrate’s discussions with Party A.
19.	Staff’s comment: Please disclose the basis upon which Bankrate’s board and its advisors believed that “it was unlikely any other party ...could reasonably be expected to complete due diligence and enter into definitive agreements within a similar timeframe. . .” as stated in the second paragraph of page 11.
Response: In response to the Staff’s comment, page 11 of the Offer to Purchase and page 9 of the Schedule 14D-9 have been revised to address the basis for the referenced conclusion.
20.	Staff’s comment: We note your disclosure that Allen made a presentation at a Bankrate board meeting on June 30, 2009. Please describe the presentation and file any written materials as an exhibit to Schedule 13E-3. Refer to Items 1015(b)(6) and 1016(c) of Regulation M-A.
Response: We respectfully submit that the presentation made on June 30, 2009 is not a “report, opinion or appraisal relating to the consideration or fairness of the consideration” or “the transaction” within the meaning of Item 1015(a) of

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Regulation M-A because the transaction under consideration on June 30 was materially different than the one that is the subject of the Schedule 13E-3, Offer to Purchase, and Schedule 14D-9 . As disclosed in the Offer to Purchase and Schedule 14D-9, the consideration to be delivered to Bankrate shareholders was reduced from $30.50 to $28.50 and a number of key terms of the agreement changed subsequent to June 30. However, in response to the Staff’s comment, page 12 of the Offer to Purchase and pages 9 and 10 of the Schedule 14D-9 have been revised to provide further information on the content of the presentation and the Schedule 13E-3, the Schedule TO, and the Schedule 14D-9 have been revised to include the June 30 presentation as an exhibit thereto.
21.	Staff’s comment: We note the statement in the second to last paragraph on page 11 that “the Bankrate board of directors reviewed with management and Bankrate’s financial and legal advisors various aspects of the potential transaction.” Please briefly discuss the “various aspects of the potential transaction” that were discussed in the June 30, 2009 meeting between the various participants in that meeting.
Response: In response to the Staff’s comment, page 12 of the Offer to Purchase and page 10 of the Schedule 14D-9 have been revised to provide further detail on the aspects of the potential transaction discussed in the June 30, 2009 meeting.
22.	Staff’s comment: We note the disclosure on page 11 that Bankrate’s board of directors determined that the disinterested members of Bankrate’s board of directors should separately approve the transaction because director-security holders were being treated differently under the proposed transaction from other security holders. Please explain how these directors were selected and identify who they are. Please disclose any limitations or special powers that these Disinterested Directors were granted at the time it was determined that they should separately approve the transaction. Also, disclose whether the board considered allowing the Disinterested Directors to conduct the negotiations on behalf of the company (without the presence of the non-Disinterested Directors) given the potential conflicts of interest that led the board to provide for a separate board process with disinterested directors.
Response: In response to the Staff’s comment, pages 12 and 15 of the Offer to Purchase and pages 10 and 12 of the Schedule 14D-9 have been revised to provide further details regarding the identity and role of the Disinterested Directors.
23.	Staff’s comment: We note the disclosure at the end of page 11 relating to the beginning of discussions between Apax and members of Bankrate’s board and management relating to their participation in the proposed transaction. As requested above, please revise your disclosure to include additional detail relating to each meeting held. Also apply this comment to the disclosure in the last sentence of the second paragraph on page 13.

Securities and Exchange Commission
August 11, 2009

Response: In response to the Staff’s comment, pages 10 and 12 of the Offer to Purchase and pages 10 through 12 of the Schedule 14D-9 have been revised to provide additional detail regarding the referenced meetings.
24.	Staff’s comment: In the penultimate sentence of the first paragraph and in the third paragraph on page 12 the use of the phrase “among other things” or “among other issues” is used in certain statements where you summarized issues or matters under discussion. Please confirm, if true, that use of this phrase is intended to convey that other issues were discussed that, relatively speaking, were immaterial and that you have otherwise disclosed the material issues. Alternatively, revise to remove these phrases.
Response: We confirm that the use of this phrase is intended to convey that other issues were discussed that, relatively speaking, were immaterial, and we confirm that we have disclosed the material issues and matters discussed.
25.	Staff’s comment: Please briefly discuss the various aspects of the draft definitive agreement that Bankrate believed created uncertainty that the transaction, once announced, would actually be completed and that Bankrate would have satisfactory recourse against Parent in the event of a dispute regarding completion of the transaction.
Response: In response to the Staff’s comment, page 13 of the Offer to Purchase and page 11 of the Schedule 14D-9 have been revised to describe the specific aspects of the agreement that Bankrate believed created closing uncertainty and limited recourse.
2. The Support Agreements, page 14
26.	Staff’s comment: Please revise the penultimate paragraph to quantify the amount each Support Executive committed to invest in Parent and disclose the aggregate percentage of beneficial ownership in Parent that the Support Executive will hold subsequent to the merger.
Response: In response to the Staff’s comment, pages 16 and 25 of the Offer to Purchase and page 4 of the Schedule 14D-9 have been revised to include the amount of each Support Executive’s investment commitment and post-closing beneficial ownership percentage.
3. Position of Bankrate Regarding the Fairness of the Offer and the Merger, page 16
27.	Staff’s comment: We note that the Bankrate board of directors unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and advisable and in the best interests of Bankrate and Bankrate’s security holders. Please revise your disclosure to state if Bankrate and its board of directors

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reasonably believe that the transaction is fair or unfair to the unaffiliated security holders. Please revise your filings accordingly. Please refer to Item 1013 of Regulation M-A.
Response: In response to the Staff’s comment, page 17 of the Offer to Purchase has been revised to address fairness to unaffiliated shareholders of Bankrate.
4. Position of the Disinterested Directors Regarding the Fairness of the Offer... page 16
28.	Staff’s comment: Please expand your discussion to discuss why the Disinterested Directors unanimously assented to and voted in favor of the Bankrate board of directors’ approval of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. Also, briefly disclose the legal significance under Florida corporate law of the assent of certain directors as compared to the approval that the entire board effected.
Response: In response to the Staff’s comment, page 18 of the Offer to Purchase has been revised to explain the reasons of the Disinterested Directors for approving and voting in favor of the contemplated transactions and the legal significance of their assent.
29.	Staff’s comment: Please discuss why the Disinterested Directors did not retain separate legal counsel with respect to a review of the transaction.
Response: In response to the Staff’s comment, page 18 of the Offer to Purchase has been revised to address the decision of the Disinterested Directors not to retain separate legal counsel.
5. Purposes and Reasons of Parent, Purchaser and the Apax VII Funds, page 16
30.	Staff’s comment: Please expand this section to include greater detail as to the reason for the specific structure of the transaction. In particular, please advise why the executive officers will invest in the Parent; how the amount each individual was to invest was determined and how it was determined who would or would not invest in the Parent; and who would or would not enter into support agreements.
Response: In response to the Staff’s comment, page 19 of the Offer to Purchase has been revised to include greater detail as to the reason for the specific structure of the transactions.
6. Position of Parent, Purchaser and the Apax VII Funds as to Fairness, page 17
31.	Staff’s comment: Please revise the first sentence to delete the references to a “potential” interpretation of rules governing going private transactions and to whether filing persons

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August 11, 2009

     “may be required” to provide certain disclosure. Your filing of a Schedule 13E-3 results in the requirement to make the required disclosure.
Response: In response to the Staff’s comment, page 19 of the Offer to Purchase has been revised to delete the referenced phrases.
32.	Staff’s comment: On a similar note, revise the last paragraph in this section to state definitively whether the discussion includes all material factors considered by the relevant filing persons in making their fairness determination, instead of stating that the discussion “is believed” to include all such factors.
Response: In response to the Staff’s comment, the referenced paragraph has been revised on page 21 of the Offer to Purchase to state definitively that the discussion includes all material factors considered by the relevant filing persons in making their fairness determination.
33.	Staff’s comment: Please revise your disclosure to disclose the fairness representation of each filing person. We note, for example, that Ben Holding S.à.r.l. is a filing person but does not appear to have made a fairness determination.
Response: In response to the Staff’s comment, page 21 of the Offer to Purchase has been revised to disclose the fairness representation of each filing person.
9. Interests of Bankrate’s Directors, page 21
34.	Staff’s comment: Refer to the second sentence under the caption “Options.” Please tell us how the payment described here, to be made within ten business days, complies with the requirements of Rule 14e-1(c).
Response: We respectfully submit that because the Offer is only for outstanding Bankrate shares, and options will not be accepted in the Offer, payments made to holders of options are not within the ambit of Rule 14e-1(c). Nonetheless, the intent of Parent and Merger Sub is to make the payment to holders of options pursuant to the Merger Agreement substantially concurrently with the payment to holders of Bankrate shares accepted in the Offer.
35.	Staff’s comment: With respect to the last paragraph under the caption “Options,” please break down the aggregated amounts disclosed for the five Bankrate non-employee directors and present the information for each director. Also apply this comment to the sections captioned “Shares” and “Management Arrangements with Parent — Standard Terms of Employment.” Similarly, provide a breakdown of the commitment made by “other executive officers” with respect to the investment of $635,000 in Parent, as disclosed under the caption “Support Executives’ Investment in Parent.”

Securities and Exchange Commission
August 11, 2009

Response: In response to the Staff’s comment, page 24 of the Offer to Purchase and page 4 of the Schedule 14D-9 have been revised to disclose the individual amounts for each non-employee director and executive officer.
36.	Staff’s comment: Refer to the first sentence under the caption “Restricted Shares.” Your disclosure indicates that information on the treatment of restricted shares is presented “except as may otherwise be agreed” between Parent and the counterparties to Support Agreements. Given that the agreements appear to have been executed, revise your disclosure here to describe the treatment of restricted shares subject to those agreements or provide a cross-reference to where that disclosure is provided.
Response: In response to the Staff’s comment, page 24 of the Offer to Purchase and page 3 of the Schedule 14D-9 have been revised to remove the quoted language and to clarify that the stated treatment of restricted shares does not apply to the counterparties to Support Agreements.
37.	Staff’s comment: With respect to the disclosure on page 24 under the caption “Parent Equity Plan”, please explain how the return on total investment will be calculated.
Response: In response to the Staff’s comment, page 26 of the Offer to Purchase has been revised to explain that the method of calculating total return on investment has not yet been determined.
38.	Staff’s comment: Please identify the affiliates of the Apax VII Funds who will receive the fees you discuss here. Please also disclose what role they have played in this transaction and what consideration you gave to naming them as filing persons.
Response: In response to the Staff’s comment, page 42 of the Offer to Purchase has been revised to identify the affiliates of the Apax VII Funds who will receive the fees discussed, and to disclose what role they have played in the transactions and what consideration the Companies gave to naming them as filing persons.
II. The Tender Offer, page 41
1. Terms of the Offer; Expiration Date, page 41
39.	Staff’s comment: We note that in the first sentence you state that “Purchaser shall accept for payment and pay for Bankrate shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date...” Revise your disclosure here to clarify that you will pay for all Shares so accepted “promptly,” not “as soon as practicable

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     ...” following the expiration of the Offer. Please make similar revisions throughout your document. Refer to Rule 14e-1(c).
Response: In response to the Staff’s comment, page 46 of the Offer to Purchase has been revised to clarify that Purchaser will pay for all Bankrate shares so accepted “promptly.”
10. Certain Information Concerning Purchaser and Parent, page 53
40.	Staff’s comment: Please tell us why you need to qualify the disclosure in this section by reference to “the best knowledge” of Parent and Purchaser. What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers. Please also apply this comment to Item 6 of the Schedule 14D-9 and pages A-3 and A-4 in Annex A to the Schedule 14D-9.
Response: In response to the Staff’s comment, page 59 of the Offer to Purchase, page 31 of the Schedule 14D-9, and pages A-3 and A-4 of Annex A to the Schedule 14D-9 have been revised.
41.	Staff’s comment: Please expand this section to disclose each filing person’s principal business.
Response: In response to the Staff’s comment, pages 58 and 59 of the Offer to Purchase have been revised to disclose each filing person’s principal business.
12. Conditions to the Offer, page 55
42.	Staff’s comment: Refer to the second sentence in this section. Revise your disclosure to include all of the conditions to the offer.
Response: In response to the Staff’s comment, pages 60 and 61 of the Offer to Purchase have been revised to include all of the conditions to the offer.
43.	Staff’s comment: Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Securities and Exchange Commission
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Response: In response to the Staff’s comment, the Companies advise the Staff that they understand the required procedures referenced in the Staff’s comment relating to the waiver of conditions.
44.	Staff’s comment: We also note the language in the last paragraph in this section that the failure “at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right ...” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding in your response letter.
Response: In response to the Staff’s comment, the Companies advise the Staff that they understand that they should promptly notify shareholders of how they intend to proceed in the event that a condition to the offer is triggered as described in the Staff’s comment.
General
45.	Staff’s comment: Given the nature and number of the preceding and subsequent comments, please tell us whether you intend to recirculate the offer and recommendation documents. If not, please provide us your detailed legal analysis supporting your position.
Response: We advise the Staff that the Companies and Bankrate intend to promptly recirculate the Offer to Purchase and the Schedule 14D-9 to Bankrate’s shareholders upon confirmation from the Staff that it has no further comments on such documents and the Schedule 13E-3. We advise the Staff that this should not be construed as a determination or admission that the recirculation of the offer and recommendation documents is legally required under the circumstances.
Schedule 14D-9
46.	Staff’s comment: We note that the Support Agreements refer to the safe harbor provided by Rule 14d-10(a)(2). Please revise your disclosure to describe how the parties to the going private transaction, including the parties to the Support Agreement, became satisfied that the referenced safe harbor is available.
Response: In response to the Staff’s comment, page 25 of the Offer to Purchase and page 4 of the Schedule 14D-9 have been revised to disclose the approval of the Support Agreements by Bankrate’s Compensation Committee for purposes of Rule 14d-10.

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Item 4. The Solicitation or Recommendation, page 7
(c) Reasons for the Recommendation, page 12
47.	Staff’s comment: Please revise this section to identify the factors that support the fairness determination and those that do not support the determination.
Response: In response to the Staff’s comment, pages 13 through 15 of the Schedule 14D-9 have been revised to identify the factors that support the fairness determination and those that do not support the determination.
48.	Staff’s comment: With respect to the third bullet point, please describe the “historical and prospective operating environment and financial performance of the Company.”
Response: In response to the Staff’s comment, page 13 of the Schedule 14D-9 has been revised to provide more detail on the historical and prospective operating environment and financial performance of the Company.
49.	Staff’s comment: Clarify how the situation described in the fifth bullet point affects Bankrate specifically.
Response: In response to the Staff’s comment, page 13 of the Schedule 14D-9 has been revised to clarify how the current market pressure on the Company’s client base in the financial institutions industry affects Bankrate specifically.
50.	Staff’s comment: Please be more specific as to the “risk” mentioned in the first full bullet point on page 13.
Response: In response to the Staff’s comment, page 14 of the Schedule 14D-9 has been revised to provide more detail on the risk of the continued and demonstrated volatility of the Company’s equity price in the public markets.
51.	Staff’s comment: With respect to the fourth bullet point on page 13, please reconcile the disclosure that the Disinterested Directors “approved” the referenced transactions and interests with disclosure elsewhere in the document that those directors “assented” to the merger and the merger agreement.
Response: In response to the Staff’s comment, pages 15 and 18 of the Offer to Purchase and pages 7 and 15 of the Schedule 14D-9 have been revised to reflect that the Disinterested Directors approved the referenced transactions.
52.	Staff’s comment: We note that neither the disclosures found in the Offer to Purchase nor in the Schedule 14D-9 state that Bankrate’s Board of Directors adopted the fairness opinion and

Securities and Exchange Commission
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financial analysis and summary conclusions of Allen & Company or Needham. If Bankrate’s board of directors has based their fairness determination on the analysis of factors undertaken by Allen & Company or Needham, Bankrate’s board of directors must expressly adopt these analysis and discussions as their own in order to satisfy their disclosure obligations. See our comment above for additional guidance.
Response: In response to the Staff’s comment, page 16 of the Schedule 14D-9 has been revised to reflect the Board’s adoption of these analyses and discussions as their own.
53.	Staff’s comment: Please revise this section to ensure that you have provided a reasonably detailed determination in accordance with Item 1014(b) of Regulation M-A. A list of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to unaffiliated stockholders is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, you mention that “[t]he current market pressure on the Company’s client base in the financial institutions industry...” was a factor considered in approving the merger, however, you do not explain why. Please make similar revisions with respect to your discussion regarding the procedural fairness of the transaction to unaffiliated security holders.
Response: In response to the Staff’s comment, pages 13 through 15 of the Schedule 14D-9 have been revised to discuss how the factors considered related to the determination that the transaction is fair to unaffiliated shareholders.
54.	Staff’s comment: All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Please discuss to what extent Bankrate’s board of directors considered the going concern value in assessing if the transaction was fair to unaffiliated security holders. If you did not consider the going concern value, please discuss the reasons why because this in itself may be material to a security holders’ understanding of the transaction. Also, it does not appear that you have considered historical market prices. See Question 20 in Exchange Act Release No. 17719 (April 13, 1981).
Response: In response to the Staff’s comment, pages 15 and 16 of the Schedule 14D-9 have been revised to provide more detail on the factors listed in Instruction 2 to Item 1014 of Regulation M-A.
55.	Staff’s comment: We note on page 14 that the board of directors considered the transaction procedurally fair to Bankrate security holders notwithstanding the absence of certain procedural safeguards. Please revise your disclosure to address how Bankrate’s board of directors was able to determine that the going private transaction is fair, absent the

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safeguards set forth in Items 1014(d) of Regulation M-A in rendering its fairness determination.
Response: In response to the Staff’s comment, page 15 of the Schedule 14D-9 has been revised to provide more detail on how the Board determined that the transaction was procedurally fair.
Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 15
(a) Opinion of Allen & Company, LLC, page 15
56.	Staff’s comment: We note in the second full paragraph on page 16 that Allen & Company assumed that financial projections provided by Bankrate’s management were reasonably prepared in good faith, reflecting the best currently available estimates and judgments of Bankrate’s management. Please state whether the board of directors reviewed for accuracy and completeness, the financial information, forecasts, projections, assumptions and other information provided by management to Allen & Company and whether the board of directors found Allen & Company’s reliance on those materials to be reasonable. Please provide similar disclosure with respect to information provided Needham & Company.
Response: In response to the Staff’s comment, page 16 of the Schedule 14D-9 has been revised.
57.	Staff’s comment: Please tell us, with a view toward revised disclosure, whether the projections referred to in clause (xii) on page 16 are the same as those referred to in clause (vi) on page 15. If not, please disclose all projections in an appropriate location of the document.
Response: Clauses (vi) and (xii) on page 17 refer to the same projections. In response to the Staff’s comment, clause (xii) on page 17 of the Schedule 14D-9 has been revised to identify the projections referred to.
58.	Staff’s comment: Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the implied values per share disclosed. For example, disclose (i) the enterprise values, adjusted EBITDA and other information for each company that is the basis for the multiples disclosed on page 17 in the Comparable Public Company Analysis, (ii) the transaction data from each transaction that resulted in the values disclosed on pages 19 and 20 in the Comparable Precedent Transactions Analysis and the Premiums Paid Analysis, respectively, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis. Apply this comment to the disclosure relating to Needham’s opinion; specifically, the Selected Companies Analysis, the

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Selected Transactions Analysis, the Premiums Paid Analysis, and the Discounted Cash Flows Analysis.
Response: In response to the Staff’s comment with respect to the Allen opinion, (i) the disclosures under “Comparable Public Company Analysis” on pages 18 and 19 of the Schedule 14D-9, and “Comparable Precedent Transactions Analysis” on pages 19 and 20 of the Schedule 14D-9 has been revised to provide additional information underlying the results described, (ii) the disclosures under “Premiums Paid Analysis” on pages 21 and 22 of the Schedule 14D-9 and (iii) the disclosures in Item 8(f) of the Schedule 14D-9 on pages 35 and 36 thereof, which section is referenced in “Discounted Cash Flow Analysis”, has been expanded to include the information underlying the results described in “Discounted Cash Flow Analysis”. In response to the Staff’s comment regarding the disclosure with respect to the Needham & Company opinion, (i) the disclosures under “Selected Companies Analysis” on pages 25 through 27 of the Schedule 14D-9, “Selected Transaction Analysis” on pages 27 through 28 of the Schedule 14D-9 and “Premiums Paid Analysis” on pages  28 and 29 of the Schedule 14D-9 has been revised to provide additional information underlying the results described, and (ii) the disclosures in Item 8(f) of the Schedule 14D-9 on pages 35 and 36 thereof, which section is referenced in “Discounted Cash Flow Analysis” on page 29 of the Schedule 14D-9, has been expanded to include the information underlying the results described in “Discounted Cash Flow Analysis”.
59.	Staff’s comment: Refer to the Discounted Cash Flow Analysis. Please explain how Allen & Company determined that LTM adjusted EBITDA multiples of 6.0x-8.0x were the most appropriate indicators of value.
Response: In response to the Staff’s comment, the disclosure under “Discounted Cash Flow Analysis” on page 21 of the Schedule 14D-9 has been revised to describe the selection of the LTM adjusted EBITDA multiples.
60.	Staff’s comment: We note that Allen & Company’s Discounted Cash Flow Analysis resulted in a range of $29-$38 dollars per share, which was slightly above the offer price of $28.50. Please elaborate upon your discussion of how Allen’s fairness opinion supports Bankrate’s board of director’s determination that the going private transaction is fair to unaffiliated security holders in light of the result of this analysis.
Response: In response to the Staff’s comment, the disclosure under “Discounted Cash Flow Analysis” on page 21 of the Schedule 14D-9 has been revised to discuss the effect of this valuation range on Allen’s overall analysis.
61.	Staff’s comment: With respect to the Premiums Paid Analysis, please explain the correlation, if any, between the results disclosed in the table on page 20 and the premiums

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calculated for the current transaction in the last paragraph of this subsection of the Allen & Company disclosure.
Response: In response to the Staff’s comment, the disclosure under the “Premiums Paid Analysis” on page 22 of the Schedule 14D-9 has been revised to clarify the relationship to the premiums calculated for the current transaction.
62.	Staff’s comment: Please discuss any instruction or limitation that was imposed upon Allen & Company with respect to the investigations made or procedures followed by Allen & Company in rendering its opinion.
Response: In response to the Staff’s comment, page 18 of the Schedule 14D-9 has been revised to note that no instructions or limitations were imposed on Allen.
63.	Staff’s comment: Please remove the knowledge qualifier as it refers to material relationships between Allen & Company and the Company affiliates during the past two years.
Response: In response to the Staff’s comment, page 23 of the Schedule 14D-9 has been revised to remove the knowledge qualifier.
Valuation Methods and Analyses, page 17
64.	Staff’s comment: Please discuss how Allen & Company determined that a discount range from 12% to 14% based on the weighted average cost of capital of Bankrate was appropriate for purposes of their “Discounted Cash Flow Analysis.” Also, please provide the basis upon which Allen & Company calculated the “13% discount rate, based on Bankrate’s cost of equity” as used in Allen & Company’s “Illustrative Present Value of Future Stock Price Analysis.”
Response: In response to the Staff’s comment, the disclosure under “Discounted Cash Flow Analysis” on page 21 of the Schedule 14D-9 has been revised to describe the basis for the 12% to 14% discount range and the disclosure under “Illustrative Present Value of Future Stock Price Analysis” on page 22 of the Schedule 14D-9 has been revised to reflect the basis for the 13% discount rate.
(b) Opinion of Needham & Company, LLC
65.	Staff’s comment: Please discuss how Needham & Company determined that the use in their “Discounted Cash Flow Analysis” of discount rates of 12% to 16% was appropriate.
Response: In response to the Staff’s comment, the disclosure under “Discounted Cash Flow Analysis” on pages 29 and 30 of the Schedule 14D-9 has been revised to describe the basis for the 12% to 16% discount range.

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Item 8. Additional Information to be Furnished, page 27
Projected Financial Information, page 30
66.	Staff’s comment: Please revise your disclosure to include the complete financial projections prepared by Bankrate management in early June 2009, as disclosed in the penultimate paragraph of page 10 of the Offer to Purchase. Also, revise the current disclosure to include the complete financial projections prepared as of July 15, 2009. In this respect, we note that the Needham presentation includes substantial additional projected financial information.
Response: In response to the Staff’s comment, pages 35 through 36 of the Schedule 14D-9 have been revised to expand the detail provided for the July 15, 2009 financial projections and to provide the June 5, 2009 financial projections. We respectfully submit that this disclosure, as revised, contains the material projections used by the parties and their financial advisors. We further note that pages 27 through 30 of the Needham & Company presentation describes Needham & Company’s analysis based on management estimates and contains information that was not included in the financial projections.
Forward-Looking Statements, page 31
67.	Staff’s comment: We note your statement that the Schedule 14D-9 that the “[i]nformation both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.” We note that a similar statement was included as part of Exhibit 99.1 to the Schedule TO filed on July 23, 2009. Please note that the safe harbor provision of the Private Securities Litigation Reform Act of 1995 is not available to statements made in connection with a tender offer or going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the Schedule 14D-9 to remove your reference to the safe harbor provision. Please also refrain from referring to such safe harbor provision in any future filings, press release or other communications relating to the tender offer or going private transaction.
Response: In response to the Staff’s comment, page 37 of the Schedule 14D-9 has been revised to remove the reference to the Private Securities Litigation Reform Act of 1995.
     In addition, each of the Companies and Bankrate hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

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August 11, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments.
     If you have any questions related to this letter, please contact me at (212) 446-4943 or Christopher Kitchen of this office at (212) 446-4988.

Sincerely,
/s/ Joshua N. Korff Joshua N. Korff
cc: Mitch Truwit
Edward J. DiMaria
Lawrence S. Makow, Esq.